UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 18, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE DEVELOPMENT EREIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

As of October 18, 2023, the property detailed below, held by Fundrise Development eREIT, LLC (the “Company,” “we,” or “us”), has reached a major development milestone, as described.

Carmel Villas Controlled Subsidiary - Denton, TX

On April 2, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR - Carmel Villas, LLC (the “Carmel Villas Controlled Subsidiary”). Together with an affiliate, we paid an initial purchase price of approximately $16,486,000 (the “Carmel Villas Investment”). The Carmel Villas Controlled Subsidiary anticipates building up to four hundred and five (405) single-family townhomes in two phases, generally located at 4405 Pockrus Road in Denton, Texas (the “Carmel Villas Property”). More details of the acquisition can be found here.

As of October 18, 2023, the Carmel Villas Property has reached a major development milestone: seventy-seven (77) single-family homes, or 33.5% of the first phase, have been delivered and are currently in active lease-up. We anticipate the remaining townhomes in this first phase to be completed and delivered by March 15, 2024.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE DEVELOPMENT EREIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 19, 2023